

Mail Stop 3561

February 1, 2007

Guy Mayer, President
Tutogen Medical, Inc.
13709 Progress Boulevard
Alachua, Florida 32615

       Re: **Tutogen Medical, Inc.**
               Registration Statement on Form S-1
               Filed December 29, 2006
               File No. 333-139738
               Form 10-K for the Fiscal Year Ended
               September 30, 2006
               Filed December 29, 2006
               File No. 1-16069

Dear Mr. Mayer:

       We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1
Consolidated Balance Sheets, page F-2

1.   Please disclose the allowance for inventory losses on the face of the balance sheets
        or in a note to the financial statements. The provision for inventory losses and
        allowance should also be included on Schedule II in Item 27. Please revise.

2.   Please provide a note to the financial statements to disclose the components and
        nature of Other Current Assets.

Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income, page F-3

3.   Revise to disclose product sales separately from service revenue. Refer to Rule 5-
        03(b)(1) of Regulation S-X. The cost of goods and cost of services should be
        stated separately as well, if practicable.

Note 2 - Significant Accounting Policies (Revenue and Cost of Revenue), page F-7

4.   Please revise the revenue recognition policy to explain how you recognize revenue
        for tissue service processing.

5.   Please discuss the duration and typical terms of the company's distribution
        contracts and separately explain how the nonrefundable payments and any ongoing
        distribution fees are accounted for and reflected in the financial statements.

Note 9 - Revolving Credit Arrangements and Short Term Borrowings, page F-14

6.   Please expand Note 9 to disclose the June 30, 2006 registration rights agreement
        with Azimuth including its requirements and the related damages that may be
        incurred. Discuss the potential amount of damages possible under the contract,
        whether any cap exists to limit such damages, and the details of the investors'
        option to have such damages settled in shares.

7.   Please explain your basis for recording the value of the warrants in additional paid-
        in capital. See paragraphs 14 – 18 of EITF 00-19, which discuss the accounting
        treatment when a contract is not permitted to be settled in unregistered shares.
        Given the requirement to deliver registered shares and the provision for liquidated
        damages and interest outlined in the registration rights agreement, it appears the
        warrants should be classified as a liability under EITF 00-19 at fair value, with
        changes in fair value recorded in earnings (similar to a derivative under SFAS 133).
        Please advise or revise.

Note 11 - Derivative Instruments, page F-16

8.   Please expand Note 11 to disclose each of the company's hedging instruments, if
        any, besides the interest rate swap designated as a cash flow hedge, and provide the
        disclosures specified in paragraph 142 of SFAS 133.

9.   Please advise us of your method and underlying assumptions used in concluding
        that the value of the embedded conversion feature on your convertible debenture
        was not material, and so should not be reflected in the financial statements.

Note 15 - Commitments and Contingencies, page F-21

10.   The first paragraph of Note 15 discloses facilities in the US and in Germany,
        however, your website mentions additional offices located in France. Please revise
        to address facilities in France and other locations, if applicable.

11.   Please clarify your disclosure regarding the January 2006 suit in the last paragraph
        to provide the disclosure required by paragraph 10 of SFAS 5.   You have
        preliminarily assessed materiality based solely upon financial condition, please
        revise to provide management's assessment in terms of the financial statements
        taken as a whole.

Note 18 - Selected Quarterly Financial Data, page F-23

12.   Please expand Note 18 to disclose the reasons for the large decrease in operating
        income in the third quarter of fiscal 2006 and the large increase in operating
        income in the fourth quarter of fiscal 2006. Such disclosure should also be
        included in MD&A, if material or indicative of trends.

General

13.   You are reminded that a currently dated consent of the independent accountants
        with typed signature should be included in any amendment to the registration
        statement

14.   Your attention is directed to Rule 3-12 of Regulation S-X and the possible need for
        updated financial statements and related disclosures.

Form 10-K for the year ended September 30, 2006

15.   The company's Exchange Act filings including your annual report on Form 10-K
        should be revised as necessary to comply with the above comments.

Item 9A, Controls and Procedures, page 19

16.   We note your disclosure in the third sentence that "Based upon that evaluation, and
        subject to the foregoing, the company's management concluded that the design and
        operation of the company's disclosure controls and procedures provided reasonable
        assurance that the disclosure controls and procedures were effective to accomplish
        their objectives." Please revise to state clearly without qualification, if true, that
        your disclosure controls and procedures are designed to provide reasonable
        assurance of achieving their objectives and that your principal executive officer and
        principal financial officer concluded that your disclosure controls and procedures
        are effective at that reasonable assurance level. Remove the qualification subject to
        the foregoing. Please refer to Section II.R.4 of Management's Reports on Internal
        Control over Financial Reporting and Certification of Disclosure in Exchange Act
        Periodic Reports, SEC Release No. 33-8238, available on our website at
        http://www.sec.gov/rules/final/33-8238.htm.

Exhibit 31

17.   Please revise to state the word "report" instead of "annual report" in paragraphs 2,
        3 and 4 of the certifications.

18.   Please revise to restore the language "(the registrant's fourth fiscal quarter in the
        case of an annual report)" in paragraph 4(d).

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require for

an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Maureen Bauer at 202-551-3237 or the undersigned at 202-551-3871 if you have questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies

cc: William J. Schifino, Sr., Esq.
　　　Fax: 813-221-7335